Nasdaq Regulation

Arnold Golub
Vice President
Deputy General Counsel

February 20, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 20, 2024 The Nasdaq Stock Market LLC (the "Exchange") received from DT Cloud Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Ordinary Shares, par value $0.0001 per share

Rights

Units


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,